EXHIBIT 5.1

(Letterhead of Igler & Dougherty, P.A.)

September     , 2005

Bancshares of Florida, Inc.

1185 Immokalee Road

Naples, Florida 34145

RE:	Registration Statement on Form S-8

Ladies and Gentlemen:

We have represented Banchsares of Florida, Inc. (“Bancshares of Florida”) in connection with the preparation of a Registration Statement on Form S-8 (“Registration Statement”) relating to the registration of 34,626 shares (“Shares”) of Bancshares of Florida’s common stock, $0.01 par value. The Shares are being registered to facilitate the issuance of the Shares to the founding directors of Bank of Florida as part of a stock warrant program (“Program”). Bancshares of Florida is registering the Shares to enable it to issue Shares in accordance with the Program and allow the recipients of such Shares to resell the Shares in the public market from time to time or on a delayed basis.

In connection with this opinion, we have reviewed: (a) the Registration Statement; (b) Bancshares of Florida’s Articles of Incorporation, as amended; (c) Bancshares of Florida’s Bylaws, as amended; (d) the Resolutions adopted by Bancshares of Florida’s Board; and (e) such other certificates and instruments, and have made such investigation of law as we have deemed appropriate for purposes of giving the opinion expressed.

Based upon the foregoing, we are of the opinion that the Shares have been legally issued and are fully paid and non-assessable shares.

We consent to the filing of this opinion as an exhibit to the aforementioned registration statement on Form S-8 and to any amendments thereto. In giving this consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, or the rules and regulations of the Securities and Exchange Commission thereunder.

Sincerely,

IGLER & DOUGHERTY, P.A.